                                                                                                                                                             Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Fourth Quarter and Full Year 2018

Hong Kong, March 15, 2019— UTStarcom (“UT” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

UTStarcom’s Chief Executive Officer Mr. Tim Ti commented, “We are pleased with our strong execution in 2018.  We achieved year-over-year revenue growth of 18%, maintained profitability in a competitive environment, secured key project wins in India and introduced advanced products that have strengthened our competitive position.  Fourth quarter revenue was within our guidance, and gross margin increased more than 20 percentage points, driven by favorable product and geographic mix.”

Ti continued, “We are committed to investing in R&D to develop new products, enabling network operators to meet the challenges of growing network traffic generated by new technology trends such as internet of things and 5G mobile data.  We are especially excited about the 5G opportunity, as network operators around the globe begin this massive rollout, which will require wholesale upgrades of network architectures.  UTStarcom is positioned to benefit from 5G.  In 2019, we will drive more product development and marketing effort, which will set us up for solid growth in 2020 and beyond.”

Recent Business Highlights

•

5G readiness. To meet important 5G transport network requirements, the Company is developing solutions based on Segment Routing, FlexE and Software Defined Network technologies.  These solutions offer benefits such as high bandwidth, network scalability, extremely low latency, high synchronization accuracy and network slicing capabilities. Our 5G product line, SkyFlux, is designed to deliver these solutions and both hardware and software development are on plan.

•

SyncRing Products.  The Company announced its latest SyncRing model, the XGM30 at the International Timing and Sync Forum (“ITSF”) 2018.  The XGM30 is our newest grand master clock product and is designed to optimize 5G infrastructure-enabling network capabilities and to support advanced 5G features and applications.  Planning is in progress for functional testing with a number of potential customers.

•

Project wins in India.  In January 2019, the Company announced two significant Wi-Fi project wins in India with Bharat Sanchar Nigam Limited (“BSNL”), a large public sector company that provides a comprehensive range of telecom services in India. UT will provide Wireless Access Points, Power over Ethernet (“PoE”) Switches, Wireless Controllers and other related components and services for the projects.

•

Ownership of uSTAR. UTStarcom recently acquired the remaining 51% equity interest of the joint venture (“JV”) company Hangzhou uSTAR Technologies Limited (“uSTAR”), from the JV partner.  As a result, UTStarcom now owns 100% of uSTAR.  Established in March 2018, uSTAR develops smart refrigerators and other comprehensive retail automation solutions for the fast-growing Chinese smart retail store market.

•

goBox Business.  goBox is the Company’s flagship product line in smart retail.  This product line is beginning to penetrate the “Unattended Retail” market in China.  The Company is also exploring and pursuing sales opportunities of goBox internationally.

Fourth Quarter and Full Year 2018 Financial Results

Summary of Q4 2018 Key Financials

	Q4 2018	Y/Y Change*	Q/Q Change*
Revenue	$12.7	-30.2%	-75.6%
Gross Profit	$5.8	+26.3%	-41.7%
Operating Expenses	$8.0	+23.1%	+37.7%
Operating Loss	-$2.2	-$0.3	-$6.3
Net Loss	-$1.0	+$2.6	-$3.1
Basic EPS	-$0.03	+0.07	-$0.09
Cash Balance (including Restricted Cash)	$73.7	-26.8%	+10.4%

Summary of Fiscal Year 2018 Key Financials

	2018	Y/Y Change *
Revenue	$115.9	+18.0%
Gross Profit	$32.3	-2.6%
Operating Expenses	$27.6	+3.7%
Operating Income	$4.6	-28.7%
Net Income	$5.1	-26.9%
Basic EPS	$0.14	-$0.06
Cash Balance (including Restricted Cash)	$73.7	-26.8%

*Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in millions except for EPS

Total Revenues

Three months ended December 31, 2018

Q4 2018 total revenues were $12.7 million, compared to $18.2 million in the corresponding period in 2017.

•	Q4 2018 net equipment sales were $8.5 million, a decrease of 33.6% from $12.9 million in the corresponding period in 2017. The decrease was due to the timing of India project fulfillments.
•	Q4 2018 net services sales were $4.2 million, a decrease of 22.0% from $5.3 million in the corresponding period in 2017. The decrease was due to lower outsourcing business for the quarter.

Twelve months ended December 31, 2018

2018 total revenues were $115.9 million, an increase of 18% from $98.3 million in 2017.

•	2018 net equipment sales were $97.7 million, an increase of 26.4% from $77.3 million in 2017. The increase was due to rapidly growing sales in India.
•	2018 net services sales were $18.2 million, a decrease of 13.1% from $21.0 million in 2017. The decrease was mainly due to a one-time cost reversal related to India maintenance services in 2017.

Gross Profit

Three months ended December 31, 2018

Q4 2018 gross profit was $5.8 million, or 45.3% of net sales, compared to $4.6 million, or 25.0% of net sales, in the corresponding period in 2017.

•

Q4 2018 equipment gross profit was $5.1 million, compared to $3.5 million in the corresponding period in 2017.  Q4 2018 equipment gross margin was 60.3%, compared to 27.4% for the corresponding period in 2017.  The increase in gross margin was mainly due to a higher proportion of equipment revenue from Japan, which have higher gross margins.

•

Q4 2018 service gross profit was $0.7 million, compared to $1.1 million in the corresponding period in 2017.  Q4 2018 service gross margin was 14.7%, compared to 19.4% for the corresponding period in 2017.  The decrease in gross margin was mainly due to lower service margins on maturing products in Japan.

Twelve months ended December 31, 2018

2018 gross profit was $32.3 million, or 27.8% of net sales, compared to $33.1 million, or 33.7% of net sales, in 2017.

•	2018 equipment gross profit was $25.6 million, compared to $26.6 million in 2017. 2018 equipment gross margin was 26.2%, compared to 34.5% in 2017.
•	2018 service gross profit was $6.7 million, compared to $6.5 million in 2017. 2018 service gross margin was 36.5%, compared to 30.9% in 2017.

Operating Expenses

Three months ended December 31, 2018

Q4 2018 operating expenses were $8.0 million, compared to $6.5 million in the corresponding period in 2017.

•

Q4 2018 selling, general and administrative (“SG&A”) expenses were $3.5 million, compared to $2.9 million in the corresponding period in 2017.  SG&A was higher in fourth quarter of 2018 due to year end bad debt reserve reversal in Q4 2017.

•

Q4 2018 research and development expenses were $4.5 million, compared to $3.6 million in the corresponding period in 2017.  The increase reflected our continuing investment in 5G technology and product development.

Twelve months ended December 31, 2018

2018 operating expenses were $27.6 million, compared to $26.6 million in 2017.

•	2018 SG&A expenses were $14.9 million, compared to $16.8 million in 2017. Lower SG&A in 2018 reflected the absence of one-time expenses related to auditor change and privatization activities in 2017.
•	2018 research and development expenses were $12.7 million, compared to $9.9 million in 2017. The increase reflected our continuing investment in 5G technology and product development.

Operating Income (Loss)

Q4 2018 operating loss was $2.2 million, compared to $1.9 million in the corresponding period in 2017.

Full year 2018 operating income was $4.6 million, compared to $6.5 million in 2017.

Interest Income, Net

Q4 2018 net interest income was $0.5 million, compared to $0.3 million in the corresponding period in 2017.

Full year 2018 net interest income was $1.7 million, compared to $1.1 million in 2017.

Other Income (Expenses), Net

Q4 2018 net other income was $1.5 million, compared to $0.6 million in the corresponding period in 2017.  The increase in other income was due to foreign exchange gains resulting from the appreciation of Indian Rupee against U.S. dollars during the quarter.

Full year 2018 net other expenses were $0.6 million, compared to net other income of $3.0 million in 2017.  The change was a result of the gain on liquidating the Korea subsidiary in 2017 and foreign exchange gains in 2017.

Net Income (Loss)

Q4 2018 net loss attributable to shareholders was $1.0 million, compared to net loss of $3.6 million in the corresponding period in 2017.  Q4 2018 basic EPS was $(0.03), compared to basic EPS $(0.10) for the corresponding period in 2017.

Full year 2018 net income attributable to shareholders was $5.1 million, compared to net income of $7.0 million in 2017.  2018 basic EPS was $0.14, compared to basic EPS of $0.20 in 2017.

Cash Flow

During Q4 2018, cash generated from operating activities was $4.3 million, cash from investing activities was $1.2 million, and cash used in financing activities was $0.5 million.  As of December 31, 2018, UTStarcom had cash, cash equivalent and restricted cash of $73.7 million.

Outlook

For the first quarter of 2019, the Company expects to generate revenue in the range of $20 to $25 million.  The Company’s quarterly revenue pattern is typically uneven due to the timing of project fulfillments.

Fourth Quarter 2018 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, March 15, 2019 (8:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1 (866) 519-4004

Canada: + 1 (866) 386-1016

Hong Kong: +852-3018-6771

China: 4006-208-038

Other International: +65 6713-5090

The attendee passcode is 1598797.

A replay of the call will be available two hours after the end of the conference call until 9:59 a.m. U.S. Eastern Time on April 15, 2019.

The conference call replay numbers are as follows:

United States: +1 (855) 452-5696

Hong Kong: 800-963-117

China: 4006-022-065

Other International: +61-2-8199-0299

The replay passcode for accessing the recording is 1598797.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom is further leveraging its technology expertise to bring smart networked products to new applications, such as its goBox automated refrigerated dispenser for retail stores.  UTStarcom has operations and customers around the world, with a special focus on Japan and

India.  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2018	2017
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$57,049	$79,749
Short-term investments	—	3,143
Accounts and notes receivable, net	60,946	16,911
Inventories and deferred costs	26,818	40,684
Short-term restricted cash	8,827	12,099
Prepaid and other current assets	4,793	14,227
Total current assets	158,433	166,813
Long-term assets:
Property, plant and equipment, net	1,258	1,714
Long-term deferred costs	19	277
Long-term restricted cash	7,824	8,839
Other long-term assets	8,197	9,401
Total long-term assets	17,298	20,231
Total assets	$175,731	$187,044

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$50,757	$27,452
Customer advances	561	21,828
Deferred revenue	968	7,286
Other current liabilities	15,523	31,698
Total current liabilities	67,809	88,264
Long-term liabilities:
Long-term deferred revenue and other liabilities	5,476	7,788
Total liabilities	73,285	96,052

Total equity	102,446	90,992
Total liabilities and equity	$175,731	$187,044

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
	(In thousands, except per share data)
Net sales	$12,726	$18,235	$115,944	$98,292
Cost of net sales	6,963	13,672	83,676	65,146
Gross profit	5,763	4,563	32,268	33,146
	45.3%	25.0%	27.8%	33.7%
Operating expenses:
Selling, general and administrative	3,521	2,938	14,875	16,777
Research and development	4,472	3,557	12,746	9,853
Total operating expenses	7,993	6,495	27,621	26,630

Operating Income (loss)	(2,230)	(1,932)	4,647	6,516

Interest income, net	486	335	1,702	1,129
Other income (expense), net	1,529	581	(644)	2,976
Equity pick up of losses of an associate	(351)	(397)	(613)	(687)
Investment impairment	(370)	(382)	(370)	(1,690)
Income (loss) before income taxes	(936)	(1,795)	4,722	8,244
Income tax benefit (expense)	(55)	(1,758)	378	(1,263)
Net Income (loss) attributable to UTStarcom Holdings Corp.	$(991)	$(3,553)	$5,100	$6,981

Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.03)	$(0.10)	$0.14	$0.20
Weighted average shares outstanding—Basic	35,458	35,535	35,642	35,467

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(991)	$(3,553)	$5,100	$6,981
Depreciation	161	162	702	628
Provision for doubtful accounts	13	(711)	532	4
Provision for (recovery of) deferred costs	(1,760)	(20)	(5,125)	4,159
Stock-based compensation expense	404	211	1,097	866
Net gain on disposal of assets	—	—	(21)	—
Gain on release of tax liability due to expiration of the statute of limitations	—	—	—	(1,409)
Deferred income taxes	660	(1,320)	705	(1,092)
Loss from equity investments, net	351	397	613	687
Other-than-temporary impairment of equity investments	370	382	370	1,690
Gain on Cumulative Transfer Adjustment recognition from liquidation subsidiaries	—	—	—	(1,703)
Changes in operating assets and liabilities	5,058	(5,183)	(30,079)	(6,973)
Net cash provided by (used in) operating activities	4,266	(9,635)	(26,106)	3,838

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(4)	(405)	(225)	(732)
Purchase of investment interests	—	—	—	(481)
Purchase of short-term investments	—	—	—	(3,164)
Proceeds from sale of investments	—	229	—	500
Proceeds from short-term investments	—	—	3,143	—
Acquisition of uSTAR, net of cash acquired	1,174	—	(673)	—
Net cash provided by (used in) investing activities	1,170	(176)	2,245	(3,877)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	30	113	101	113
Repurchase of ordinary share	(506)	—	(2,525)	(140)
Net cash used in financing activities	(476)	113	(2,424)	(27)
Effect of exchange rate changes on cash and cash equivalents	1,955	859	(701)	2,112
Net increase (decrease) in cash and cash equivalents	6,915	(8,839)	(26,986)	2,046
Cash, cash equivalents and restricted cash at beginning of period	66,785	109,526	100,686	98,641
Cash, cash equivalents and restricted cash at end of period	$73,700	$100,687	$73,700	$100,687